Management’s Discussion and Analysis of

Financial Condition and Results of

Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Mamma.com Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2006 and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2005 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 14 to its interim consolidated financial statements.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Mamma.com Inc. is a provider of search technology for both the Web and desktop space, delivered through its properties, www.mamma.com, www.mammahealth.com, www.mammajobs.com and www.copernic.com, respectively. The Company, through its Mamma Media Solutions brand, is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from the Internet.

MammaHealth.com’s Deep Web Health Search uses search technology to search deep into health sites and extract information that people would not get on a standard search engine result page. MammaHealth does not search the entire Web: it focuses exclusively on relevant health information by crawling only authoritative, hand picked health sources.

Through its Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.

The Company provides several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers mainly located in the United States, Canada and Europe. The Company also holds investments in companies that develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc. (“LTRIM”), Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has approximately 560 active publishers (combined search and graphic ad publishers).

Copernic Agent and Copernic Desktop Search users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker software are sold from our e-commerce store.

Search advertising

Approximately 78% of Mamma.com Inc.’s revenues were generated from our search base business for the nine-month period of 2006 compared to 50% for the same period of 2005. The revenue model in this sector is a pay-per-click fee charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s website will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network, which consists of its own search properties (Mamma.com “The Mother of All Search Engines” and Copernic Agent) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 12% of our revenues were generated from our ad network business in the first nine months of 2006 compared to 50% for the same period of 2005. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of approximately 440 active small to medium sized websites that subscribe to our service through an online or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts for campaigns published on their websites; these payouts are based on a percentage of the revenues generated from the campaigns.

Software licensing

Approximately 4% of our revenues came from software licensing in the first nine months of 2006 compared to nil for the same period in 2005. This type of revenue is provided entirely by Copernic, which was acquired on December 22, 2005. The business model is based on selling licenses to use Copernic Desktop Search for ISPs, portals and e-commerce sites as well as Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues came from customized development and maintenance support in the first nine months of 2006 compared to nil for the same period of 2005. This type of revenue is also provided entirely by Copernic. The business model is based on billing our technical team for software customization and maintenance support.

Recent Events

Settlement of the class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company. The Company has recorded in Q3 2006 $650,000 as settlement costs and an additional $50,000 has been also accrued for professional fees related to finalize the case.

Write-down of assets

During the last four quarters, graphic advertising revenues have constantly declined from $1,136,580 in Q3 2005 to $149,419 in Q3 2006 incurring continuous losses. Based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to it had suffered a loss in value and the carrying value of property and equipment and intangible assets are significantly less than its fair value for each of these assets due to a significant decrease revenue in graphic. Therefore, write-downs of $413,238 were recorded to bring them to nil.

Write-down of investment

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

Wind-up of Copernic

On May 31, 2006, the wholly-owned subsidiary, Copernic Technologies Inc. which was acquired on December 22, 2005, was wound up into the Company. The wind-up will allow the Company to use carry forward tax losses when needed.

Reimbursement related to Copernic business acquisition

Copernic had to file amended tax returns for the year ended June 30, 2005 in order to reduce its research and development tax credits. The Copernic sellers have agreed to reimburse the Company for the entire amount of the adjustment. In June and July 2006 a total of $379,382 was collected in connection with this reimbursement. The total amount is applied against the goodwill of the Copernic transaction.

Granting of stock options

During the nine month period ended September 30, 2006, the Company granted options as follows:

On January 25, 2006, the Company granted 9,661 stock options to employees at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Results of Operations

On December 22, 2005, the Company acquired Copernic. Since that date, management decided to follow and measure its operations using two separate segments:

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•

Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

Management is working on a plan to integrate these businesses in the next quarters. Therefore, the segmented information presentation may change in the future.

Revenues

Revenues for the three-month period ended September 30, 2006 totalled $1,891,068 compared to $2,390,634 for the same period in 2005, a decrease of $499,566 or 21%. Revenue for the nine months ended September 30, 2006 amounted to $6,029,981, compared to $7,805,543, a decrease of $1,775,562 or 23% as compared to the corresponding period of the previous year. This decrease is exclusively explained by a significant reduction in business in graphic advertising.

For the nine-month period ended September 30, 2006, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 31% of the Company’s revenues as compared to 26% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Mamma Media Solutions

In the three month period ended September 30, 2006 (“Q3”), graphic advertising revenues totalled $149,419 compared to $1,136,580 for the same period last year, a decrease of $987,161 or 87%. For the nine months ended September 30, 2006 graphic revenues decreased by $3,213,524 or 82% to $695,470 from $3,908,994 for the corresponding period of the previous year. The variance is explained by the decline in pop campaigns, a decrease in demand for all other graphic ad units and significant delays in re-orientating our sales team’s focus on quality top-tier agencies as opposed to low-tier broker business.

For the three-month period ended September 30, 2006, search revenues totalled $1,305,900 compared to $1,254,054 for the same period last year, an increase of $51,846 or 4%. For the nine-month period ended September 30, 2006, search revenues were at $3,870,467 compared to $3,896,549 for the same period in 2005 a decrease of $26,082 or 0.7%.

Copernic

In Q3 2006, Copernic generated revenues totalling $435,749 comprised of $251,398 of search advertising revenues, $59,379 of software licensing and $124,972 in customized development and maintenance. For the nine-month period ended September 30, 2006, revenues stood at $1,464,044 and are composed of $823,630 of search advertising revenues, $256,306 of software licensing and $384,108 in customized development and maintenance.

Cost of Revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. For the quarter ended September 30, 2006, cost of revenues represented $530,729, or 31% over search and graphic advertising revenues compared to $1,138,280 or 48% over search and graphic advertising revenues for the same period in 2005. For the nine-month period ended September 30, 2006, costs of revenues represented $1,785,181 or 33% over search and graphic advertising revenues compared to $3,464,755 or 44% for the same period last year.

Mamma Media Solutions

In Q3 2006, search payouts totalled $451,603 compared to $437,242 for the same period last year, both represented 35% over search revenues. For the nine months ended September 30, 2006, search payouts stood at $1,244,740 compared to $1,271,098 in 2005 and represented 32% over related revenues compared to 33% during the same period last year. In Q3 2006, graphic payouts were negative by $25,619 compared to $619,725 for the same period in 2005. The negative payout in Q3 2006 is due to the reversal of old accruals amounting to $101,395. If we exclude this adjustment, the payouts for Q3 2006 would stand at $75,776 and represents 51% over graphic revenues compared to 55% for the same period last year. For the nine-month period ended September 30, 2006, graphic payouts represented 30% over revenues compared to 51% for the same period in 2005. Excluding the cumulative adjustment of the reversal of old accruals of $144,671 the graphic payouts as a percentage of related revenues for the nine-month period would have been 51%.

The bandwidth costs were $71,254 for the three-month period ended September 30, 2006, compared to $81,313 for the same period last year. For the nine-month period ended September 30, 2006 the bandwidth costs increased to $219,448 as compared to $209,618 in 2005.

Copernic

In Q3 2006, costs of revenues amounted to $33,491 or 13% over search revenues and represented bandwidth costs. For the period of nine months ended September 30, 2006, the costs of revenues totalled $111,118 or 13% over search revenues. The cost of revenues was comprised of $87,970 of bandwidth costs and $23,148 of search payouts.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

For the quarter ended September 30, 2006, marketing, sales and services decreased to $430,849 compared to $494,116 for the same period in 2005, representing a decrease of $63,267 or 13%.

For the period of nine months ended September 30, 2006, marketing, sales and services totalled $1,347,760 compared to $1,702,384 for the same period last year, a decrease of $354,624 or 21%.

Mamma Media Solutions

In Q3 2006, marketing, sales and services expenses decreased to $332,913 as compared to $494,116 in Q3 2005. The variance for the quarter reflects a decrease of approximately $42,000 in salaries and related employment costs, explained by a lower number of sales force personnel and lower commissions due to reduced sales; a decrease of bad debt and publicity expense of $45,000 and $13,000 respectively and a decrease of $47,000 for the charges paid for algorithmic content from other search engines. For the period of nine months ended September 30, 2006, marketing, sales and services expenses decreased to $1,117,207 from $1,702,384 in 2005. The decrease is mainly explained by the decrease of $264,000 in salaries and related employment costs, decrease of charges paid for algorithmic content of $132,000 and decrease of bad debt, publicity and other expenses of respectively $88,000, $40,000 and $56,000.

Copernic

For the three-month period ended September 30, 2006, marketing, sales and services expenses stood at $97,936 and represents salaries and related costs of $47,000, consulting expenses of $25,000 and bad debt expenses of $12,000.

For the period of nine months ended September 30, 2006, marketing, sales and services expenses totalled $230,553 and are composed of $144,000 of salaries and related costs, $40,000 of consulting expenses, $12,000 of bad debt expenses and $14,000 of rent.

General and administration

General and administrative expenses in Q3 2006 totalled $892,428 as compared to $1,106,836 for the same period last year, a decrease of $214,408 or 19%.

The decrease is mainly due to the reduction of $280,000 of professional fees related to the SEC investigation.

For the nine-month period ended September 30, 2006, general and administrative expenses decreased by $1,579,146 to $2,967,084 from $4,546,230 for the same period last year. The decrease is mainly explained by the reduction of $2,284,000 of professional fees in relation with the SEC investigation. This reduction was mainly offset by two items: an increase of $332,000 in stock based compensation explained by a combination of a reversal of expenses after the cancellation of options in 2005 and new options granted, an increase of $254,000 of salaries and related costs.

Product development and technical support

Product development and technical support expenses amounted to $615,926 in Q3 2006 compared to $305,790 for the same period last year. For the period of nine months ended September 30, 2006, product development and technical support totalled $1,924,527 compared to $940,938 for the same period in 2005.

Mamma Media Solutions

In Q3 2006, product development and technical support expenses totalled $248,125 compared to $305,790 for the same period last year. For the nine-month period ended September 30, 2006, product development and technical support expenses amounted to $865,374 in line with last year’s expenses of $940,938. The decreased for Q3 and the nine month period is explained by the reduction of salary expenses.

Copernic

For the three and nine-month periods ended September 30, 2006, product development and technical support amounted $367,801 and $1,059,153 respectively and represents mainly salaries and related costs.

Amortization of property and equipment

Amortization of property and equipment totalled $45,198 in Q3 2006 compared to $26,066 for the same period last year, an increase of $19,132. For the nine-month period ended September 30, 2006, amortization of property and equipment increased to $129,224 from $75,141 last year.

Mamma Media Solutions

Amortization of property and equipment stood at $22,175 as compared to a similar expense amount of $26,066 for the same period last year. For the nine-month period ended September 30, 2006, amortization of property and equipment amounted to $64,024 compared to $75,141 for the same period in 2005.

Copernic

Amortization of property and equipment for Q3 2006 and the nine-month period amounted to $23,023 and $65,200, respectively.

Amortization of intangible assets

Amortization of intangible assets increased to $528,538 in Q3 2006 compared to $51,325 for the same period last year. For the nine-month period ended September 30, 2006, amortization of intangible assets totalled $1,579,095 compared to $147,714 in 2005.

Mamma Media Solutions

Amortization of intangible assets totalled $52,062 for the three-month period ended September 30, 2006 in line with last year’s expenses of $51,325. For the nine-month period ended September 30, 2006, amortization of intangible assets stood at $151,941 as compared to a similar amount of $147,714 in 2005.

Copernic

For the three and nine-month periods ended September 30, 2006, amortization of intangible assets stood at $476,476 and $1,427,154 respectively and represents mainly amortization of trade-name, technology and customer relationships.

Interest and other income

Interest income decreased in the third quarter of 2006 to $116,853 from $193,119 for the same period in 2005. For the period of nine months ended September 30, 2006, interest income decreased to $312,972 from $504,277 in 2005. The decrease for the three and nine-month period ended September 30, reflects the lower liquidities following the acquisition of Copernic at the end of December 2005.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $1,633 for Q3 2006 compared to a loss of $22,927 for the same period last year. For the nine-month period ended September 30, 2006, loss on foreign exchange increased to $133,595 from $23,203 for the same period last year. The variation is explained by a significant change in the foreign exchange rate during the first two quarters in 2006.

Income taxes

Recovery of future income taxes totalled $159,274 and $477,821 for the three and nine-month periods ended September 30, 2006. The recovery of future income taxes recorded in 2006 relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Write-downs, settlement and other costs

As mentioned in recent events section, in Q3 2006 the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM investment of $570,000.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $2,553,202 ($0.18 per share) in Q3 2006 compared to a loss of $574,314 ($0.05 per share) for the same period last year. For the nine months ended September 30, 2006, the Company reported a loss from continuing operations of $4,724,054 ($0.33 per share), compared to a loss of $2,603,272 ($0.21 per share) for the same period last year. The increase of the loss in 2006 is mainly explained by the write-offs and settlement costs of $1,683,238 recorded in Q3.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations of Digital Arrow for the quarter and nine-month period ended September 30, 2006 contributed to earnings of $4,928 ($0.00 per share) and $34,500 ($0.00 per share) respectively compared to a loss of $931,374 ($0.08 per share) and $2,292,491 ($0.19 per share) for the three and nine-month periods ended September 30, 2005. In 2006, the contribution was due to a reversal of a reserve for salary expenses after a settlement with two former employees.

Loss and net loss per share

Net loss for the three and nine-month periods ended September 30, 2006 totalled $2,548,274 ($0.18 per share) and $4,689,554 ($0.33 per share) respectively, compared to a net loss of $1,505,688 ($0.13 per share) and $4,895,763 ($0.40 per share), respectively, for the same periods last year.

Selected quarterly information

(unaudited) (In thousands of U.S. dollars, except per share data)

	For the nine months ended September 30,		For the three months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Revenues	6,030	7,806	1,891	2,391

Loss from continuing operations	(4,724)	(2,603)	(2,553)	(574)

Net loss	(4,690)	(4,896)	(2,548)	(1,505)

Total assets	33,326	28,780	33,326	28,780

Per common share information
Loss from continuing operations –basic and diluted	(0.33)	(0.21)	(0.18)	(0.05)
Results of discontinued operations –basic and diluted	0.00	(0.19)	0.00	(0.08)

Net loss –basic and diluted	(0.33)	(0.40)	(0.18)	(0.13)

Selected Quarterly Information

(Unaudited) (In thousands of U.S. dollars, except per share data)

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
	$	$	$	$	$	$	$	$
Revenues	1,891	1,929	2,210	1,659	2,391	2,413	3,002	3,416
Loss from continuing operations	(2,553)	(1,270)	(901)	(740)	(574)	(1,375)	(654)	(463)
Results of discontinued operations, net of income taxes	5	4	26	(23)	(931)	(1,124)	(237)	(209)
Net loss for the period	(2,548)	(1,266)	(875)	(763)	(1,505)	(2,499)	(891)	(672)
Loss per share from continuing operations basic and diluted	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)	(0.04)
Net loss per share basic and diluted	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)	(0.06)

Concentration of credit risk with customers

As at September 30, 2006, four customers represented 71% of net trade accounts receivable compared to 25% from four customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

Operating activities

As at September 30, 2006, the Company had $8,524,613 of liquidities and working capital of $7,766,445 compared to $8,514,513 and $8,944,985, respectively, as at December 31, 2005.

In Q3 2006, operating activities from continuing operations provided cash totalling $68,597 compared to $44,487 for the same period in 2005. The increase is mainly due to an increase in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

For the nine months ended September 30, 2006, operating activities from continuing operations used cash totalling $312,872 compared to $1,972,837 for the same period in 2005. The decrease is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

Investing activities

In Q3 2006, investing activities from continuing operations used cash totalling $3,002,116 mainly reflects the increase in temporary investment of $3,034,321. The cash used in Q3 2005 represents the acquisition of fixed and intangible assets of $17,357.

For the nine months ended September 30, 2006, investing activities from continuing operations generated cash totalling $1,265,755 mainly due to a reimbursement related to Copernic business acquisition of $379,382 and net decrease in temporary investments of $978,991. The cash generated for the nine-month period in 2005 totalled $ 6,741,069 and represents the decrease of temporary investments.

Financing activities

In Q3 2006 and for the nine months ended September 30, 2006, no cash was provided by, nor used in the financing activities of the Company. For the same period last year, financing activities required cash of $1,046,730 mainly for the redemption of common shares as per the Normal Course Issuer.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q3 of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Contingencies and commitments

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company and selected current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid up to its limit coverage.

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee. It consisted of independent directors of the Audit Committee with independent legal counsel, to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

a) Commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of September 30, 2006 are as follows:

$
Years
2006	208,000
2007	335,700
2008	195,000
2009	117,000
2010	19,000
Thereafter	—

b) Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, officers and former directors, and officers and employees of acquired companies, in certain circumstances.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management has, reasonably, used different accounting policies and estimates. In some cases, changes in the accounting estimates are likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables. Additional provisions for doubtful accounts may be needed, and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment, and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance, and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on Copernic acquisition

The acquisition of Copernic resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $14,571,534 based on the final purchase price allocation. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, and general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants issued for private placements are based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair value of the warrants is determined using the Black-Scholes pricing model using Management’s best estimates of the volatility and the expected life of the warrants.

Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Off balance sheet arrangements

As at September 30, 2006, the Company has no off-balance sheet arrangements.

Financial instruments

As at September 30, 2006, the Company has no derivative financial instruments except for options and warrants described in note 4.

Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the nine months ended		For the three months ended
Services rendered	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Company owned by a current director	114,746	160,218	25,698	42,364

Amount payable as at:	September 30, 2006	September 30, 2005
	$	$
Company owned by a current director	9,080	10,746

Capital Stock information

The following table discloses the Company’s outstanding share data:

	Number of issued and outstanding shares as at November 9, 2006	Book value $ as at September 30, 2006
Common shares	14,340,864	95,298,234

As at November 9, 2006, the Company had 646,392 warrants and 714,209 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our future growth significantly depends to a high degree on our ability to integrate our recent acquisition of Copernic; failure or delays would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which should be accretive in the coming years and should position the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the Copernic Desktop Search® (“CDS”) award-winning product. This world-class software has already seen a healthy adoption rate in blue chip customer agreements and we expect that other major portals will also want to adopt CDS in order to protect against user attrition and generate more cost per click revenues from their search partners. Any failure or delay in successfully integrating Copernic into the Company’s operations could adversely affect our business and results of operations

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the nine-month periods ended September 30, 2006 and 2005, revenues from these customers represented 31% and 26% respectively. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue the volume of business they have done historically. Our loss of these customers business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our websites.

•	Our ability to monetize (or generate revenue from) traffic on our websites and our network of advertisers’ websites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long-term goals over short-term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our websites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

•	Our ability to generate CDS revenues through licensing and revenue-share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors, and could negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation could negatively affect our results of operations.

We are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation; we expect that it could negatively affect our results of operations.

Although on November 9, 2006 the Company announced it had entered into an agreement to settle the class action currently pending, if this settlement is not approved by the court, then this lawsuit could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

We rely on our website partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these website partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our partner websites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our website partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Our revenues declined for the nine months ended September 30, 2006 and we anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner websites. The margin on revenues we generate from our partner websites is generally significantly less than the margin on revenues we generate from advertising on our websites. Additionally, the margin we earn on revenues generated from our partner websites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services, and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded website partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users; advertisers and website partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Mamma” and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate our revenue from advertising and software licensing, and a reduction of spending by or loss of customers could seriously harm our business.

For the nine months ended September 30, 2006, we generated a significant portion of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time, we cease sending advertisements to what we qualify as low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

For the nine months ended September 30, 2006, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the nine-month period ended September 30, 2006, the closing per share price of our Common Shares has varied from

$0.97 to $3.54. During that same period, the daily trading volume of our Common Shares has varied between 13,900 and 4,606,400 with an average daily trading of 209,722 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients, and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is titled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee that Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003, for the year ended December 31, 2005 and for the nine months ended September 30, 2006. Working capital may be inadequate.

Prior to December 31, 2004, for the year ended December 31, 2005, and for the nine months ended September 30, 2006 we have reported net losses and net losses per share during these periods. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at September 30, 2006 will be sufficient to meet normal operating requirements throughout Q3 2007. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in obtaining required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at September 30, 2006, may be written-down in the future, which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $7.2M as at September 30, 2006, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation that has started its commercialization phase, and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for e-commerce does not grow or grows slower than expected.

Because many of our customers’ business models encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce and Internet use, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response time on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for the growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites used to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person, or a computer generated program, clicks on an ad displayed on a website for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com or Gigablast.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Websites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable websites to provide users with a more customized experience. Cookie information is passed to the website through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s website and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, or the United States, or any state or province of United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and on our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions, generally, and additional companies entering industries which require similar labour pools, could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at September 30, 2006, we had 646,392 warrants and 714,209 stock options outstanding. As at September 30, 2006, none of our outstanding options and warrants, issued are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,360,601 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patent and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market®, including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,

Montreal, Canada

November 9, 2006

Disclosure Controls and Procedures

An evaluation of the design of our disclosure controls and procedures was conducted as at September 30, 2006 by and under the supervision of Mamma.com’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings are designed effectively to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.